Exhibit 99.1

A2Z Extends Share Repurchase Program

TORONTO, ON, March 27, 2026 – A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) (the “Company” or “A2Z”), a global leader in innovative technology solutions, today announces that its Board of Directors has extended its previously approved share repurchase plan authorizing the Company to repurchase up to $20 million of its outstanding shares for an additional three months, through July 6, 2026 (“Repurchase Program”).

The Company believes that the market price of its common shares does not adequately reflect the Company’s underlying value and prospects and that the repurchase of the Company’s common shares represents an appropriate use of the Company’s financial resources and will enhance shareholder value.

As previously announced, the Company has engaged Oppenheimer & Co., Inc. as its broker for the Repurchase Program. The Repurchase Program may be conducted through open market transactions or by other methods at prevailing market prices, subject to market conditions and in compliance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 and/or Rule 10b5-1 requirements. The Company will use its existing cash and cash equivalents to execute the Repurchase Program. All common shares purchased by the Company under the Repurchase Program will be returned to treasury and cancelled.

The repurchase program will terminate no later than July 6, 2026.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. (NASDAQ:AZ) creates innovative solutions for complex challenges that brings innovation, ease, excitement and value to retailers and shoppers. The company’s flagship innovative smart cart solutions are transforming brick-and-mortar retail, bridging online and in-store shopping through interactive technology that guides and informs customers. Cust2Mate’s AI-driven smart carts personalize every in-store journey, turning routine trips into engaging, rewarding experiences. They enable seamless in-cart scanning and payment, allowing shoppers to bypass checkout lines while receiving real-time customized offers and product recommendations. This enhanced customer experience boosts satisfaction and loyalty while helping retailers streamline operations and optimize merchandising through data-driven insights. The carts are equipped with multiple layers of security for accurate recognition and transaction integrity. Its modular, all-in-one detachable panels transform legacy shopping cart fleets into intelligent platforms that deliver a range of benefits. For more information on A2Z Cust2Mate Solutions Corp. and its subsidiary, Cust2Mate Ltd., please visit www.cust2mate.com.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect”, “will” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market for our products, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other matters detailed in reports filed by the Company with the SEC.

Media Contact

Fusion PR for Cust2Mate
cust2mate@fusionpr.com

Corporate Contact Information:

John Gildea
VP corporate communication
John@a2zas.com

00353 86 8238177